Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

July 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Joshua Gorsky
Tim Buchmiller
Nudrat Salik
Tracey Houser

Re:	Bull Horn Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 6, 2022
File No. 333-265206

Ladies and Gentlemen:

Bull Horn Holdings Corp. (the “Company,” “Bull Horn,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 20, 2022, regarding Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on July 6, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 28

1.	We note your response to prior comment 8. We note the additional disclosures provided on page 29 related to these warrants. Please further expand your disclosures to explain your basis for not attributing any value to the assumed warrants to purchase 1,319,197 shares.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Amended Registration Statement.

2.	We note your response to prior comment 11. We remind you that Rule 11-01(a)(8) of Regulation S-X states that you should reflect transactions that have occurred or are probable of occurring. Based on the additional disclosures provided, including that Coeptis is in the process of performing its due diligence of the applicable assets and therefrom determining whether or not this transaction will be pursued, it is not clear how you determined this transaction was probable. Please further advise or revise your disclosures as necessary.

In response to the Staff’s comment, we have revised the disclosure on page 37 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 27, 2022

3.	We note your response to prior comment 15. It appears that $1.75 million of deferred underwriting fees of the total $6.7 million transaction expenses were forgiven. It is not clear why there is an adjustment of $6.7 million to cash and how the forgiveness of this amount is reflected in your pro forma financial information. Please advise and revise your disclosures as necessary.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Amended Registration Statement.

Closing Conditions, page 94

4.	We note your response to prior comment 21 and your revised disclosure on page 94 of the registration statement noting that you intend to qualify for listing on the Nasdaq Capital Market. Given the current trading price of Coeptis Therapeutics’ stock, please tell us in a response how you anticipate meeting the $4.00 per share requirement. Additionally, please specify the precise Nasdaq listing standard that the combined company anticipates it will qualify under. If you anticipate that the combined company will qualify under the Nasdaq Capital Market equity standard, please explain how you plan to fulfill the requirement that the combined company have a two year operating history. If you intend to rely upon a different listing standard, please tell us which one and how you intend to qualify under that standard. Finally, please tell us whether you have engaged with Nasdaq in any discussions about whether the combined company would qualify for listing. If so, please tell us what information was shared between you and Nasdaq during those discussions.

We respectfully advise the Staff that we have been engaged in preliminary discussions with the staff of the Nasdaq Stock Market (the “Nasdaq Staff”) regarding the Company’s continued listing on the Nasdaq Capital Market. We believe that the combined company will qualify for listing under either the equity standard or the market value standard applicable to the Nasdaq Capital Market for the reasons set forth below.

Specifically, we believe that the $4.00 per share requirement (the “Share Price Requirement”) can be satisfied based on the bid price of Bull Horn’s ordinary shares immediately prior to the closing of the business combination with Coeptis Therapeutics, Inc. (the “Business Combination”). As of the close of business on July 25, 2022, the bid price of Bull Horn’s ordinary shares was $10.14, which significantly exceeds the Share Price Requirement. We expect the price of the ordinary shares to continue to substantially exceed the Share Price Requirement at least until the closing of the Business Combination, in which case, the Share Price Requirement would be satisfied.

We believe that the two-year operating history requirement under the equity standard will be satisfied as Coeptis commenced its operations in 2019 and has in fact filed audited financial statements with the Commission for the years ended December 31, 2019, 2020 and 2021.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 27, 2022

Under the maximum redemption scenario set forth in the Amended Registration Statement, a minimum of 996,557 Bull Horn public shares will remain outstanding after the closing of the Business Combination. In addition, it is anticipated that the public stockholders of Coeptis will receive approximately 11.4 million of the 17,123,288 shares of common stock to be issued to the stockholders of Coeptis in connection with the Business Combination. Accordingly, we anticipate that the combined company will have a minimum of approximately 12.4 million shares of common stock held by public stockholders, which would satisfy the number of unrestricted publicly held shares required under the equity standard. Assuming a minimum share price of $10.00 immediately prior to the closing of the Business Combination, we expect that the public float of the combined company will substantially exceed the $15 million requirement under the equity standard.

Under the maximum redemption scenario set forth in the Amended Registration Statement, the stockholders’ equity of the combined company will equal $5 million, which will satisfy the requirement under the equity standard.

We anticipate that the combined company will have no fewer than 300 unrestricted round lot stockholders immediately after the closing of the Business Combination. As of July 21, 2022, Coeptis alone had 465 stockholders of record, which amount does not include the companies’ beneficial holders as well as other investors that may become equity holders of the companies prior to the consummation of the Business Combination.

Alternatively, we believe that we will also qualify under the market value standard, which requires a minimum market value of listed securities of $50 million (the “Market Value Requirement”). Under the maximum redemption scenario set forth in the Amended Registration Statement, we will have a minimum of 996,557 Bull Horn public shares outstanding after the closing of the Business Combination. In addition, Bull Horn’s sponsor will hold 1,875,000 shares and Coeptis’ stockholders will be receiving approximately 17,123,288 shares in connection with the Business Combination, which will result in a minimum aggregate of 19,994,845 shares outstanding upon the closing of the Business Combination. Assuming a minimum share price of $10.00 immediately prior to the closing of the Business Combination, we believe our minimum market value upon the closing of the Business Combination will substantially exceed the Market Value Requirement.

We plan to continue discussions with the Nasdaq Staff to assure that the combined company satisfies the appropriate Nasdaq listing requirements.

5.	We also note your revised disclosure in response to prior comment 21 that Nasdaq listing is a closing condition that could be waived by the parties without recirculation or resolicitation unless you determine that such waiver would render the disclosure previously disclosed to Bull Horn’s shareholders materially misleading. Please provide us with your analysis as to why recirculation or resolicitation would not be required if this condition were waived. Please include in your analysis why the holders of the public shares would not view the listing on Nasdaq as a material part of their voting decision or decision as to whether to exercise their redemption rights.

In response to the Staff’s comment, we have revised the disclosure on page 94 of the Amended Registration Statement to clarify that the Nasdaq closing condition could not be waived without recirculation or resolicitation.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 27, 2022

Description of Negotiation Process with Candidates Other Than Coeptis, page 98

6.	We note your response to prior comment 26 and your revised disclosure about how the PIPE market was less favorable in March 2022. Please provide further disclosure about how and why the PIPE market was "less favorable in March 2022 for companies such as Company D, compared to the market conditions in earlier 2022 and in 2021."

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amended Registration Statement.

Description of Negotiation Process with Coeptis, page 99

7.	We note your response to prior comment 28 and your revised disclosure about how Bull Horn expanded its search to targets in various other industries. Please provide further disclosure regarding the other industries that Bull Horn explored and explain why Bull Horn's management believed that a transaction with Coeptis provided a more compelling opportunity and created greater shareholder value than targets in other potential industries.

In response to the Staff’s comment, we have revised the disclosure on page 99 of the Amended Registration Statement.

8.	We note your response to prior comment 30. Please provide further disclosure regarding the valuation negotiations between Bull Horn and Coeptis. For example, please disclose who proposed the valuation and how the parties agreed to the $175 million purchase price that was contemplated by the LOI.

In response to the Staff’s comment, we have revised the disclosure on page 100 of the Amended Registration Statement.

Collaborations for Product Development - Research and Development

Vy-Gen Bio, Inc., page 180

9.	We note your disclosure that the CD38-GEAR-NK drug product candidate is designed to enable combination therapy with anti-CD38 mAbs. Please clarify whether Vy-Gen has entered into or is actively pursuing a license and/or collaboration/supply agreement with developers of anti-CD38 mAbs, or whether Vy-Gen will need such agreements to further develop or commercialize a combination therapy using CD38-GEAR-NK with anti-CD38 mAbs. Please include risk factor disclosure if appropriate. If you have determined that such agreements will not be necessary to further develop or commercialize such a combination therapy, please explain your reasoning.

We respectfully advise the Staff that there are several potential strategies for commercialization, which may or may not require a collaboration agreement. The CD38-GEAR-NK product may be marketed non-exclusively as a product that protects NK cells when used with anti-CD38 therapies. In this case, a prescriber will have the choice to use CD38-GEAR-NK with an anti-CD38 mAb, if appropriate, as an adjunctive therapy. This is common in oncology and does not require a license from the marketing authorization holder of the primary treatment. It may be marketed exclusively as a product that protects NK cells when used with a specific anti-CD38 therapy. Vy-Gen is currently pursuing the appropriate agreements with third party service providers that will be needed to further develop efforts. Accordingly, we have revised the disclosure on pages 180 and 185 of the Amended Registration Statement to clarify that third party license or collaboration agreements are not required in order for Vy-Gen to develop the product to commercial use and that no licenses or collaborations are currently being actively pursued. However, we do not believe that third-party strategic relationships (whether through license, collaboration or otherwise) warrant additional risk factor disclosure beyond the general drug development risk factors that are already included in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 27, 2022

Our Growth Strategy, page 182

10.	We note your response to prior comment 43 and your revised disclosure regarding Coeptis' relationship with Vy-Gen. Please provide further disclosure regarding the "active co-development role" set forth in the Co-Development and Steering Committee Agreement. For example, please describe the types of activities that the joint steering committee engages in and explain whether this committee has an active role in any research and development activities.

In response to the Staff’s comment, we have revised the disclosure on pages 182 and 186 of the Amended Registration Statement.

Financial Statements of Coeptis Therapeutics Inc.

Note 3 – License Right, page F-49

11.	Please expand your disclosures regarding the Co-Development Options to address the significant judgments made and your basis for these judgments in determining that these options have alternative future use and should be recorded as assets pursuant to ASC 730-10-25-2.

In response to the Staff’s comment, (i) Coeptis will add the following disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2022 and (ii) such disclosure will also be added in a subsequent amendment to the Amended Registration Statement that will include financial statements for the three and six months ended June 30, 2022:

During the year ended December 31, 2021, the Company and VyGen-Bio, Inc. (“Vy-Gen”) entered into agreements to jointly develop and commercialize two Vy-Gen product candidates, CD38-GEAR-NK and CD38-Diagnostic (the “CD38 Assets”). The Company paid $1,750,000 and issued promissory notes totaling $3,250,000 to Vy-Gen in accordance with the agreements. The collaboration arrangement provides the right for the Company to participate, under the direction of a joint steering committee, in the development and commercialization of the CD38 Assets and a 50/50 profit share, with the profit share subject to contingent automatic downward adjustment up to 25% upon an event of default in connection with the promissory notes. The Company has determined that these options have alternative future use and should be recorded as assets pursuant to ASC 730-10-25-2. The Company capitalized $5,000,000 to be amortized over a five-year period in which the CD38 Assets are expected to contribute to future cash flows. As of June 30, 2022, the balance due under the two promissory notes totaled $1,500,000, with a maturity date of September 30, 2022.

Related to the joint development, Coeptis, under the direction of the joint steering committee, is assessing market opportunities, intellectual property protection, and potential regulatory strategies for the CD38 Assets. VyGen Bio is responsible for development activities conducted and overseen by the scientists at Karolinska Institute. The agreement does not currently require additional payments for R&D costs by Coeptis and no additional payments are required upon development or regulatory milestones.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 27, 2022

Exhibits

Exhibit 99.1 - Form of Proxy Card for Shareholders, page II-2

12.	We note the form of preliminary proxy card filed as Exhibit 99.1. Please note that the form of proxy should be filed as an appendix to the proxy statement rather than as an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4. In your next amendment please mark your form of proxy card as preliminary. In addition, please revise the preliminary proxy card to clarify that the approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of Regulation 14A.

We have revised the proxy card in response to the Staff’s comment.

* * *

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have any questions or require additional information, please do not hesitate to contact our counsel, Joshua N. Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robert Striar
Name:	Robert Striar
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Meister Seelig & Fein LLP